November 13, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn:	Nasreen Mohammed, Doug Jones, Scott Anderegg, and Dietrich King

Re:	Neuralbase AI Ltd.
Amendment No. 3 to Registration Statement on Form 10-12G Filed November 1, 2024 File No. 000-33325

Dear Commission Staff:

We are submitting this letter on behalf of Neuralbase AI Ltd. (f/k/a Viratech Corp.) (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated November 12, 2024, relating to the Company’s Registration Statement on Form 10-12G originally filed with the Commission on July 26, 2024, as amended, on September 11, 2024, and on October 9, 2024, and November 1, 2024 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Amendment No. 3 to Registration Statement on Form 10-12G Filed November 1, 2024

What is Multidoc.ai, page 4

1. We note your statement that your artificial intelligence platform uses intelligent document processing to automate the extraction, classification, and organization of data from a variety of document types using advanced machine learning and AI technologies. Please clarify whether "machine learning" and "AI technologies" have different definitions. To the extent that they have different definitions and function differently within your platform, please revise to explain the differences.

Response: We have added the revised the filing on page 4 to include the following:

“As discussed herein, the terms Artificial Intelligence (“AI”) and Machine Learning (“ML”) are often used, and for clarity’s sake “AI” is the broad field aimed at creating systems capable of performing tasks that typically require human intelligence. This can include tasks such as understanding language, recognizing patterns, solving complex problems, and making decisions. Essentially, AI is about creating “intelligent” systems that can mimic human cognitive functions and sometimes surpass them in specific domains.

Machine Learning, on the other hand, is a subset of AI focused on enabling computers to “learn” from data and improve over time without being explicitly programmed for each task. ML algorithms rely on statistical models and computational methods to analyze data, identify patterns, and make predictions or decisions. The goal of ML is to develop systems that can automatically improve with experience, thereby making accurate decisions or predictions based on new input. ML involves techniques such as supervised learning, unsupervised learning, and reinforcement learning, each tailored to different types of learning scenarios.

In essence, AI is the overarching field dedicated to creating intelligent systems, while ML is one of the primary approaches for achieving this. As we continue to develop and refine our product, we intend to implement both to the fullest extent to achieve optimal results for our Clients.”

2. Please clarify whether your platform utilizes third-party artificial intelligence products or internally developed artificial intelligence processes, including whether you intend to utilize open-source technology or license the use of such technology. To the extent you intend to license existing or future technologies or plan to utilize proprietary and/or open-source technology, please also add relevant risk disclosure to address any related risks.

Response: We would note that our previously filed Registration Statement includes a risk factor relating to our use of open-source software please see page 22, and in response to your comment we have revised the filing on page 5 to include the following:

“To this end, we leverage open-source software from community-driven technologies. For example, the platform frequently utilizes open-source vector databases which enable efficient retrieval and filtering of large text embeddings. In the case of automated retrieval and processing, we utilize open-source frameworks known for their performance in handling high-dimensional data, which supports robust search and retrieval of diverse data sources Additionally, we use open-source document parsing and text processing software, which will facilitate complex indexing and document retrieval processes within applications. Our use of various open-source software allows us to benefit from the latest innovations in natural language processing and data indexing without having to develop these from scratch, reducing both development time and cost. By integrating with open-source tools, we can adapt our offerings to meet client needs more flexibly while benefiting from ongoing community improvements and updates to these tools.

Our open-source strategy not only streamlines operations but also aligns with industry standards, enabling the Company to focus on enhancing user experience while relying on the reliability of tried-and-tested technologies. For more information regarding the risks associated with the use of open-source software, please see the “Risk Factors” section of this Report below.”

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned via email at info@viratechcorporation.com.

Thank you for your courtesies,

/s/ Frank Gomez
Frank Gomez, CEO

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